

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Jacquelyn Fahey Sandell
Chief Legal Officer
Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, Massachusetts 02139

Re: Jounce Therapeutics, Inc.
Schedule 14D-9 filed March 27, 2023
File No. 005-89831

Dear Jacquelyn Fahey Sandell:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed March 27, 2023

Additional Information and Where to Find It

1. The SEC Reference Room no longer provides a means for shareholders to access periodic report filings; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure accordingly.

General

2. This filing incorrectly uses the EDGAR "tag" for a Schedule 14D-9, when it should be filed as a Schedule 14D-9C. All future preliminary communication filings should be made under cover of Schedule 14D-9C. Please confirm your understanding in your response letter.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263 or Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions